December 5, 2008

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scientific Industries, Inc.

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-155977

Ladies and Gentlemen:

On December 5, 2008, Electro Scientific Industries, Inc., an Oregon corporation (the “Company”), filed a Registration Statement on Form S-4 (File No. 333-155977) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof, which the Edgar filing agent inadvertently filed without our authorization. The Registration Statement is being withdrawn and will be re-filed. The Company confirms that no securities have been issued or sold under the Registration Statement.

Please feel free to contact Margaret Hill Noto at Stoel Rives LLP at (503) 294-9348 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

ELECTRO SCIENTIFIC INDUSTRIES, INC.

By:	Kerry Mustoe
Kerry Mustoe, Vice President, Corporate Controller and Chief Accounting Officer

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